SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 5)

Under the Securities Exchange Act of 1934

Skillz Inc.
(Name of Issuer)

Class A common stock, par value $0.0001 per share
Class B common stock, par value $0.0001 per share
(Title of Class of Securities)

Class A common stock: 83067L208
Class B common stock: Not Applicable
(CUSIP NUMBER)

Andrew Dahlinghaus
6625 Badura Avenue
Las Vegas, Nevada 89118
(415) 762-0511

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 7, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAME OF REPORTING PERSONS Andrew Paradise
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,430,063 shares of Class B common stock and 597,832 shares of Class A common stock(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,430,063 shares of Class B common stock and 597,832 shares of Class A common stock (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,430,063 shares of Class B common stock and 597,832 shares of Class A common stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.36% of the Class A common stock and 100% of the Class B common stock(1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Calculated based on 17,742,226 shares of Class A common stock as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023, filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 8, 2023 (the “Quarterly Report”), as adjusted for the 1-for-20 reverse stock split which the Issuer completed on June 23, 2023 (the “Reverse Stock Split”). Calculated based on 3,430,063 shares of Class B common stock issued and outstanding, as represented by the Issuer to the Reporting Person on August 7, 2023.

SCHEDULE 13D/A

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the Statement on Schedule 13D first filed with the Securities and Exchange Commission on December 10, 2020 (as amended by Amendment No. 1 filed December 23, 2020, Amendment No. 2 filed March 10, 2021, Amendment No. 3 filed March 22, 2021, and Amendment No. 4 filed April 7, 2023 (the “Original Schedule 13D”), and is filed by the Reporting Person with respect to the Class A common stock and Class B common stock of the Issuer. Capitalized terms used herein but not otherwise defined herein have the meanings given to them in the Original Schedule 13D.

This Amendment No. 5 amends the Original Schedule 13D as specifically set forth herein. Except as set forth herein, all other information in the Original Schedule 13D remains the same. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is supplementally amended as follows.

CUSIP No. 83067L208	13D/A	Page 3 of 4

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following sentence:

On August 7, 2023, the Reporting Person purchased 75,000 shares of Class A common stock for investment purposes.

Item 5. Interest in Securities of the Issuer

(a) See responses to Item 13 on the cover page.

(b) See responses to Items 7, 8, 9 and 10 on the cover page.

(c)  The Reporting Person was involved in the Business Combination as the founder and Chief Executive Officer of Old Skillz. Except as set forth in this Amendment No. 5, described in Amendment No. 2, described in Amendment No. 3 and described in Amendment No. 4, the Reporting Person has not, to the best of his knowledge, engaged in any transaction with respect to the Class A common stock and Class B common stock during the sixty days prior to the date of filing this Amendment No. 5.

(d)  Except as described in Item 3, no person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Class A common stock and the Class B common stock of the issuer beneficially owned by the Reporting Person as reported in this Amendment No. 4.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1 Power of Attorney

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2023

/s/ Andrew Dahlinghaus, Attorney-in-Fact
Andrew Paradise